EXHIBIT 99.1

NXT Receives $2.3 Million to Finalize the First Milestone Payment of $3.3 Million on Its $8.9 Million USD Nigerian SFD® Survey Contract

CALGARY, Alberta, July 03, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX: SFD; OTC QB: NSFDF) is pleased to announce that it has received an additional $2.3 Million USD on its $8.9 million USD Nigerian SFD® survey that was payable following the completion in May 2019 of the data acquisition phase of 5,000 line kilometers of SFD® data.  A $1 million advance payment was received in May 2019.

A further payment of $2.5 million under the contract is due later this month.

NXT has been invited to present preliminary interpretation findings of the entire survey on an accelerated basis later this month and to discuss the potential utilization of SFD® in NNPC’s ongoing and future exploration programs based upon the completion of the Department of Petroleum Resources (“DPR”) near-shore flight and the initial onshore SFD® data review conducted in April by the Frontier Exploration Services (“FES”) of the Nigerian National Petroleum Corporation (“NNPC”).

Final recommendations are expected to be delivered during the third quarter of 2019 at which time estimated final payments of $3.1 million under the contract are expected to be received.

NXT and PE Energy Limited (“PE”), its contractual intermediary in Nigeria, have now signed an exclusive distribution agreement (the “Distribution Agreement”) which includes the territories of Equatorial Guinea, Gabon, Congo, Angola, Cameroon and Tanzania to build upon the success of the performance of the survey in Nigeria.

George Liszicasz, President and CEO of NXT, commented, “Today we are announcing two significant milestones.  First, we have now received 40% of the total payment of the Nigerian SFD® survey. Second, I am delighted that we are extending the Distribution Agreement for PE further into Africa.  The African continent is still a frontier region for hydrocarbon exploration.  PE has been an invaluable local partner and mentor for NXT in all phases of the Nigerian SFD® survey.  Together NXT and PE completed the data acquisition in under three weeks and soon will deliver the final report to NNPC.  I look forward to a long and productive partnership with PE in Africa.”

NXT will be posting its presentation from the Annual Meeting of Shareholders after market close today.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn
Corporate Controller and Interim CFO
+1 403 206 0805
nxt_info@nxtenergy.com
www.nxtenergy.com

or

Mr. George Liszicasz
President & CEO
+1-403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, the ability to successfully complete the SFD® data interpretation, complete the SFD® recommendations within the contract parameters, receipt of payments for all contract milestones, and future SFD® contracts with PE Energy Limited.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Risk factors facing the Company are described in its most recent MD&A for the quarter ended March 31, 2019, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.